Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

2021 ANNUAL RESULTS

The board of directors (the “Board”) of China Southern Airlines Company Limited (the “Company”) hereby announces the results of the Company and its subsidiaries (the “Group”) for the year ended 31 December 2021 together with the comparative figures for 2020, which have been derived from the Group’s audited consolidated financial statements for the year ended 31 December 2021.

FINANCIAL RESULTS

A.	PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”)

CONSOLIDATED INCOME STATEMENTS

For the year ended 31 December 2021

	Note	2021 RMB million	2020 RMB million
Operating revenue
Traffic revenue		95,279	87,027
Other operating revenue		6,365	5,534

Total operating revenue	4	101,644	92,561

Operating expenses
Flight operation expenses	5	45,569	37,545
Maintenance expenses		12,162	13,375
Aircraft and transportation service expenses		21,147	18,743
Promotion and selling expenses		4,705	5,007
General and administrative expenses		3,663	4,088
Depreciation and amortisation	6	24,241	24,590
Impairment losses on property, plant and equipment, right-of-use assets and other assets		2,597	3,961
Others		2,256	1,802

	Note	2021 RMB million	2020 RMB million
Total operating expenses		116,340	109,111

Other net income	7	4,767	4,686

Operating losses		(9,929)	(11,864)

Interest income		675	322
Interest expense	8	(6,202)	(6,716)
Exchange gain, net	20	1,575	3,485
Share of associates’ results		9	(776)
Share of joint ventures’ results		271	309
Changes in fair value of financial assets/liabilities		(309)	53
Loss on disposal of a subsidiary		—	(8)

Loss before income tax		(13,910)	(15,195)
Income tax	9	2,894	3,368

Loss for the year		(11,016)	(11,827)

Loss attributable to:
Equity shareholders of the Company		(12,106)	(10,847)
Non-controlling interests		1,090	(980)

Loss for the year		(11,016)	(11,827)

Loss per share
Basic and diluted	10	RMB(0.75)	RMB(0.77)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the year ended 31 December 2021

	2021 RMB million	2020 RMB million
Loss for the year	(11,016)	(11,827)

Other comprehensive income:
Items that will not be reclassified to profit or loss
– Equity investments at fair value through other comprehensive income – net movement in fair value reserve (non-recycling)	(236)	(250)
– Share of other comprehensive income of an associate	(2)	(2)
– Income tax effect of the above items	60	63

Items that may be reclassified subsequently to profit or loss
– Cash flow hedge: fair value movement of derivative financial instrument	42	(45)
– Differences resulting from the translation of foreign currency financial statements	—	8
– Share of other comprehensive income of an associate	3	(3)
– Income tax effect of the above items	(10)	11

Other comprehensive income for the year	(143)	(218)

Total comprehensive income for the year	(11,159)	(12,045)

Total comprehensive income attributable to:
Equity shareholders of the Company	(12,189)	(11,011)
Non-controlling interests	1,030	(1,034)

Total comprehensive income for the year	(11,159)	(12,045)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

At 31 December 2021

	Note	31 December 2021 RMB million	31 December 2020 RMB million
Non-current assets
Property, plant and equipment, net	12	91,186	86,146
Construction in progress	13	31,847	32,407
Right-of-use assets	14	138,439	151,065
Goodwill		237	237
Interest in associates		2,637	2,449
Interest in joint ventures		3,341	3,225
Aircraft lease deposits		321	362
Other equity instrument investments		563	799
Other non-current financial assets		589	92
Amounts due from related companies		151	—
Deferred tax assets	15	12,823	7,739
Other assets		3,211	2,877

		285,345	287,398

Current assets
Inventories		1,652	1,760
Trade receivables	16	2,858	2,525
Other receivables	17	9,599	8,347
Cash and cash equivalents		21,456	25,419
Assets held for sale		1,292	—
Restricted bank deposits		158	117
Prepaid expenses and other current assets		736	732
Amounts due from related companies		115	85

		37,866	38,985

	Note	31 December 2021 RMB million	31 December 2020 RMB million
Current liabilities
Derivative financial liabilities	18	1,222	3,148
Borrowings	19	57,913	40,099
Lease liabilities	20	20,805	20,930
Trade payables	21	1,328	1,782
Contract liabilities		1,542	1,513
Sales in advance of carriage		3,716	3,997
Current income tax		844	462
Amounts due to related companies		363	357
Accrued expenses		15,479	15,920
Other liabilities		7,778	7,473

		110,990	95,681

Net current liabilities		(73,124)	(56,696)

Total assets less current liabilities		212,221	230,702

Non-current liabilities
Borrowings	19	38,354	38,134
Lease liabilities	20	81,944	100,283
Derivative financial liabilities		20	53
Other non-current liabilities		1,824	2,036
Provision for major overhauls		4,820	4,216
Deferred benefits and gains		725	769
Deferred tax liabilities		26	80

		127,713	145,571

Net assets		84,508	85,131

Capital and reserves
Share capital		16,948	15,329
Reserves		50,903	54,255

Total equity attributable to equity shareholders of the Company		67,851	69,584
Non-controlling interests		16,657	15,547

Total equity		84,508	85,131

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2021

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Fair value reserve (recycling)	Fair value reserve (non- recycling)	Other reserves	Retained Earnings/(acc umulated losses)	Total	Non- controlling interests	Total equity
	RMB million	RMB million	RMB million	RMB Million	RMB million	RMB million	RMB million	RMB million	RMB million
Balance at 1 January 2020	12,267	25,652	2	409	2,844	22,932	64,106	13,223	77,329
Changes in equity for 2020
Loss for the year	—	—	—	—	—	(10,847)	(10,847)	(980)	(11,827)
Other comprehensive income	—	—	(37)	(135)	8	—	(164)	(54)	(218)
Total comprehensive income	—	—	(37)	(135)	8	(10,847)	(11,011)	(1,034)	(12,045)
Issuance of shares	3,062	12,889	—	—	—	—	15,951	—	15,951
Acquisition of non-controlling interests in a subsidiary	—	—	—	—	(155)	—	(155)	(105)	(260)
Capital injection from non-controlling interests	—	—	—	—	700	—	700	3,521	4,221
Distributions to non-controlling interests	—	—	—	—	—	—	—	(57)	(57)
Decrease in non-controlling interests as a result of loss of control of a subsidiary	—	—	—	—	—	—	—	(1)	(1)
Change in other reserves	—	—	—	—	(7)	—	(7)	—	(7)

Balance at 31 December 2020	15,329	38,541	(35)	274	3,390	12,085	69,584	15,547	85,131

Changes in equity for 2021:
Loss for the year	—	—	—	—	—	(12,106)	(12,106)	1,090	(11,016)
Other comprehensive income	—	—	35	(118)	—	—	(83)	(60)	(143)
Total comprehensive income	—	—	35	(118)	—	(12,106)	(12,189)	1,030	(11,159)
Distributions to non-controlling interests	—	—	—	—	—	—	—	(659)	(659)
Conversion of convertible bonds to ordinary shares	1,619	8,837	—	—	—	—	10,456	—	10,456
Capital injection from non-controlling interests	—	—	—	—	—	—	—	810	810
Decrease in non-controlling interests as a result of liquidation of a subsidiary	—	—	—	—	—	—	—	(71)	(71)

Balance at 31 December 2021	16,948	47,378	—	156	3,390	(21)	67,851	16,657	84,508

Notes to the financial information prepared in accordance with IFRSs:

1.	CORPORATE INFORMATION

China Southern Airlines Company Limited (the “Company”), a joint stock limited company, was incorporated in the People’s Republic of China (the “PRC”) on 25 March 1995. The address of the Company’s registered office is Unit 301, 3/F, Office Tower, Guanhao Science Park Phase I, 12 Yuyan Street, Huangpu District, Guangzhou, Guangdong Province, the PRC. The Company and its subsidiaries (the “Group”) are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

The Company’s majority interest is owned by China Southern Air Holding Company Limited (“CSAH”), a state-owned enterprise incorporated in the PRC.

The Company’s shares are traded on the Shanghai Stock Exchange, The Stock Exchange of Hong Kong Limited and the New York Stock Exchange.

2.	BASIS OF PREPARATION

The consolidated financial statements have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), which collective term includes all applicable individual IFRSs, International Accounting Standards (“IASs”) and Interpretations issued by the International Accounting Standards Board (the “IASB”). The consolidated financial statements also comply with the applicable disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The IASB has issued certain amendments to IFRSs that are first effective or available for early adoption for the current accounting period of the Group. Note 3 provides information on any changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group for the current accounting period reflected in these consolidated financial statements.

The consolidated financial statements for the year ended 31 December 2021 comprise the Group and the Group’s interest in associates and joint ventures.

The measurement basis used in the preparation of the consolidated financial statements is the historical cost basis except that the following assets and liabilities are stated at their fair value:

•	other equity instrument investments;

•	other non-current financial assets (FVPL); and

•	derivative financial assets/liabilities.

Non-current assets (or disposal groups) held for sale are stated at the lower of carrying amount and fair value less costs to sell.

3.	CHANGES IN ACCOUNTING POLICIES

The Group has applied the following amendments to IFRSs issued by the IASB to these financial statements for the current accounting period:

•	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, Interest rate benchmark reform – phase 2

•	Amendment to IFRS 16, Covid-19-related rent concessions beyond 30 June 2021

Other than the amendment to IFRS 16, the Group has not applied any new standard or interpretation that is not yet effective for the current accounting period. Impacts of the adoption of the amended IFRSs are discussed below:

Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, Interest rate benchmark reform – phase 2

The amendments provide targeted reliefs from (i) accounting for changes in the basis for determining contractual cash flows of financial assets, financial liabilities and lease liabilities as modifications, and (ii) discontinuing hedge accounting when an interest rate benchmark is replaced by an alternative benchmark rate as a result of the reform of interbank offered rates (“IBOR reform”). The adoption of the amendments does not have any material impact on the financial position and the financial result of the Group.

Amendment to IFRS 16, Covid-19-related rent concessions beyond 30 June 2021 (“2021 amendment”)

The Group previously applied the practical expedient in IFRS 16 to all leases except for aircraft and engine leases such that as lessee it was not required to assess whether rent concessions occurring as a direct consequence of the COVID-19 pandemic were lease modifications, if the eligibility conditions are met. One of these conditions requires the reduction in lease payments affect only payments originally due on or before a specified time limit. The 2021 amendment extends this time limit from 30 June 2021 to 30 June 2022.

The Group has early adopted the 2021 amendment in this financial year. The adoption of 2021 amendment does not have any material impact on the financial position and the financial result of the Group.

4.	REVENUE AND SEGMENT INFORMATION

a.	Operating revenue

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, and other extended transportation services.

(i)	Disaggregation of revenue

Disaggregation of revenue from contracts with customers by major service lines is as follows:

	2021 RMB million	2020 RMB million
Revenue from contracts with customers within the scope of IFRS 15:
Disaggregated by service lines
– Traffic revenue
– Passenger	75,392	70,534
– Cargo and mail	19,887	16,493
– Commission income	2,677	2,771
– General aviation income	572	508
– Cargo handling income	864	507
– Hotel and tour operation income	538	390
– Ground services income	326	210
– Air catering service income	271	273
– Others	885	689

	101,412	92,375
Revenue from other sources:
– Rental income	232	186

	101,644	92,561

Disaggregation of revenue from contracts with customers by the timing of revenue recognition and by geographic markets is disclosed in Notes 4(b) and 4(c) respectively.

(ii)	Revenue expected to be recognised in the future arising from contracts with customers in existence at the reporting date

As at 31 December 2021, the aggregated amount of the transaction price allocated to the remaining performance obligation, which is the unredeemed credits under the frequent flyer award programmes, amounted to RMB3,061 million (31 December 2020: RMB3,196 million). This amount represents revenue expected to be recognised in the future when the customers obtain control of the goods or services.

b.	Business segments

The Group has two reportable operating segments “airline transportation operations” and “other segments”, according to internal organisation structure, managerial needs and internal reporting system. “Airline transportation operations” comprises the Group’s passenger and cargo and mail operations. “Other segments” includes cargo handling, hotel and tour operation, ground services, air catering services and other miscellaneous services.

For the purposes of assessing segment performance and allocating resources between segments, the Group’s chief operating decision maker (“CODM”) monitors the results, assets and liabilities attributable to each reportable segment based on financial results prepared under the People’s Republic of China Accounting Standards for Business Enterprises (“PRC GAAP”). As such, the amount of each material reconciling item from the Group’s reportable segment loss before taxation, assets and liabilities which arises from different accounting policies, are set out in Note 4(d).

Inter-segment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

Information regarding the Group’s reportable segments as provided to the Group’s CODM for the purposes of resource allocation and assessment of segment performance is set out below.

The segment results of the Group for the year ended 31 December 2021 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Disaggregated by timing of revenue recognition
Point in time	2,763	1,418	(1,171)	—	3,010
Over time	98,206	3,257	(2,829)	—	98,634

Revenue from external customers	100,419	1,225	—	—	101,644
Inter-segment sales	550	3,450	(4,000)	—	—

Reportable segment revenue	100,969	4,675	(4,000)	—	101,644

Reportable segment loss before taxation	(13,769)	(111)	2	(25)	(13,903)

Reportable segment loss after taxation	(10,998)	(67)	2	52	(11,011)

Other segment information
Income tax	(2,771)	(44)	—	(77)	(2,892)
Interest income	763	15	(103)	—	675
Interest expense	6,291	26	(115)	—	6,202
Depreciation and amortisation	23,854	380	—	—	24,234
Impairment loss	2,596	18	—	—	2,614
Credit losses	1	(2)	—	—	(1)
Share of associates’ results	—	—	—	9	9
Share of joint ventures’ results	—	—	—	271	271
Change in fair value of financial assets/liabilities	—	—	—	(309)	(309)
Non-current assets additions during the year#	21,457	905	(359)	—	22,003

The segment results of the Group for the year ended 31 December 2020 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Disaggregated by timing of revenue recognition
Point in time	2,856	1,727	(1,483)	—	3,100
Over time	89,196	2,448	(2,183)	—	89,461

Revenue from external customers	91,722	839	—	—	92,561
Inter-segment sales	330	3,336	(3,666)	—	—

Reportable segment revenue	92,052	4,175	(3,666)	—	92,561

Reportable segment loss before taxation	(14,727)	(112)	1	(348)	(15,186)

Reportable segment loss after taxation	(11,388)	(61)	1	(372)	(11,820)

Other segment information
Income tax	(3,339)	(51)	—	24	(3,366)
Interest income	328	26	(32)	—	322
Interest expense	6,739	11	(34)	—	6,716
Depreciation and amortisation	24,438	143	—	—	24,581
Impairment loss	4,015	2	—	—	4,017
Credit losses	153	11	—	—	164
Share of associates’ results	—	—	—	(776)	(776)
Share of joint ventures’ results	—	—	—	309	309
Change in fair value of financial assets/liabilities	—	—	—	53	53
Non-current assets additions during the year#	24,039	547	(49)	—	24,537

The segment assets and liabilities of the Group as at 31 December 2021 and 31 December 2020 are as follows:

	Airline transportation operations	Other segments	Elimination	Unallocated*	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
As at 31 December 2021
Reportable segment assets	312,020	5,909	(1,616)	6,635	322,948
Reportable segment liabilities	236,428	2,640	(1,607)	1,242	238,703

As at 31 December 2020
Reportable segment assets	317,741	6,019	(4,209)	6,564	326,115
Reportable segment liabilities	239,968	2,237	(4,154)	3,201	241,252

*

Unallocated assets primarily include interest in associates and joint ventures, derivative financial assets and equity securities. Unallocated liabilities primarily include derivative financial liabilities. Unallocated results primarily include the share of results of associates and joint ventures, dividend income from equity securities, and the fair value movement of financial instruments recognised through profit or loss.

#

The additions of non-current assets do not include interests in associates and joint ventures, other equity instrument investments, other non-current financial assets, derivative financial assets and deferred tax assets.

c.	Geographical information

The Group’s business segments operate in three main geographical areas, even though they are managed on a worldwide basis.

The Group’s revenue by geographical segment are analysed based on the following criteria:

(1)

Traffic revenue from services of both origin and destination within the PRC (excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan (“Hong Kong, Macau and Taiwan”)), is classified as domestic revenue. Traffic revenue with origin and destination among PRC, Hong Kong, Macau and Taiwan is classified as Hong Kong, Macau and Taiwan revenue; while that with origin from or destination to other overseas markets is classified as international revenue.

(2)

Revenue from commission income, general aviation, cargo handling, hotel and tour operation, ground services, air catering services and other miscellaneous services are classified on the basis of where the services are performed.

	2021	2020
	RMB million	RMB million
Domestic	76,517	65,137
International	24,739	27,090
Hong Kong, Macau and Taiwan	388	334

	101,644	92,561

The major revenue earning assets of the Group are its aircraft fleet which is registered in the PRC and is deployed across its worldwide route network. Majority of the Group’s other assets are located in the PRC. CODM considers that there is no suitable basis for allocating such assets and related liabilities to geographical locations. Accordingly, geographical segment assets and liabilities are not disclosed.

d.	Reconciliation of reportable segment loss before income tax, assets and liabilities to the consolidated figures as reported in the consolidated financial statements

	2021	2020
	RMB million	RMB million
Loss before income tax
Reportable segment loss before taxation	(13,903)	(15,186)
Capitalisation of exchange difference of specific loans	(8)	(9)
Government grants	1	—

Consolidated loss before income tax	(13,910)	(15,195)

	31 December 2021	31 December 2020
	RMB million	RMB million
Assets
Reportable segment assets	322,948	326,115
Capitalisation of exchange difference of specific loans	39	47
Government grants	(5)	(6)
Adjustments arising from business combinations under common control	237	237
Others	(8)	(10)

Consolidated total assets	323,211	326,383

Liabilities

As at 31 December 2021 and 2020, the amount of reportable segment liabilities is the same as the amount of consolidated total liabilities.

5	FLIGHT OPERATION EXPENSES

	2021	2020
	RMB million	RMB million
Jet fuel costs	25,505	18,797
Flight personnel payroll and welfare	10,763	10,232
Air catering expenses	1,577	1,765
Civil Aviation Development Fund	1,059	—
Aircraft operating lease charges	920	977
Training expenses	690	857
Aircraft insurance	184	191
Others	4,871	4,726

	45,569	37,545

6	DEPRECIATION AND AMORTISATION

	2021	2020
	RMB million	RMB million
Depreciation of property, plant and equipment	8,835	8,824
Depreciation of right-of-use assets	14,888	15,388
Other amortisation	518	378

	24,241	24,590

7	OTHER NET INCOME

	2021	2020
	RMB million	RMB million
Government grants	4,040	4,209
Gains/(loss) on disposal of property, plant and equipment, net
– Aircraft and spare engines	149	(18)
– Other property, plant and equipment and right-of-use assets	214	75
Others	364	420

	4,767	4,686

8	INTEREST EXPENSE

	2021	2020
	RMB million	RMB million
Interest on borrowings	2,448	1,914
Interest relating to leases liabilities	4,434	5,180

Total interest expense on financial liabilities not at fair value through profit or loss	6,882	7,094
Less: interest expense capitalised (Note)	(701)	(363)

	6,181	6,731
Interest rate swaps: cash flow hedge, reclassified from equity	21	(15)

	6,202	6,716

Note:	The weighted average interest rate used for interest capitalisation was 2.61% per annum in 2021 (2020: 2.51%).

9	INCOME TAX

(a)	Income tax credit in the consolidated income statement

	2021	2020
	RMB million	RMB million
PRC income tax
– Provision for the year	2,159	1,716
– Under-provision in prior year	35	48

	2,194	1,764
Deferred tax
Origination and reversal of temporary differences	(5,088)	(5,132)

Income tax credit	(2,894)	(3,368)

In respect of a majority of the Group’s airlines operation outside mainland China, the Group has either obtained exemptions from overseas taxation pursuant to the bilateral aviation agreements between the overseas governments and the PRC government, or has sustained tax losses in those overseas jurisdictions. Accordingly, no provision for overseas income tax has been made for overseas airlines operation in the current and prior years.

For the year of 2021, the Company and its branches and subsidiaries in mainland China are subject to income tax rates ranging from 15% to 25% (2020: 15% to 25%), and certain subsidiaries of the Company in Hong Kong are subject to income tax at 16.5% (2020: 16.5%).

(b)	Reconciliation between actual income tax credit and calculated tax based on accounting loss at applicable income tax rates

	2021	2020
	RMB million	RMB million
Loss before income tax	(13,910)	(15,195)

Notional tax on loss before taxation, calculated at the rates applicable to loss in the tax jurisdictions concerned	(3,380)	(3,667)

Adjustments for tax effect of:
Non-deductible expenses	96	102
Share of results of associates and joint ventures and other non-taxable income	(70)	111
Unused tax losses and deductible temporary differences for which no deferred tax assets were recognised	489	80
Utilisation of unused tax losses and deductible temporary differences for which no deferred tax assets were recognised in prior years	(32)	(8)
Under-provision in prior year	35	48
Super deduction of research and development expenses	(32)	(34)

Income tax credit	(2,894)	(3,368)

10	LOSS PER SHARE

The calculation of basic loss per share for the year ended 31 December 2021 is based on the loss attributable to equity shareholders of the Company of RMB12,106 million (2020: RMB10,847 million) and the weighted average of 16,201,129,384 shares in issue during the year (2020: 14,056,887,174 shares).

	2021	2020
	million	million
Issued ordinary shares at 1 January	15,329	12,267
Effect of issuance of shares	872	1,790

Weighted average number of ordinary shares at 31 December	16,201	14,057

The amount of diluted loss per share is the same as basic loss per share as the effect of convertible bonds is anti-dilutive for the year ended 31 December 2021 and for the year ended 31 December 2020.

11	DIVIDENDS

The directors did not recommend any final dividend in respect of the years ended 31 December 2021 and 2020.

12	PROPERTY, PLANT AND EQUIPMENT, NET

	Investment properties	Buildings	Aircraft	Other flight equipment including rotables	Machinery, equipment and vehicles	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Cost:
At 1 January 2020	470	16,046	113,276	24,385	8,253	162,430
Additions	—	12	1,435	542	935	2,924
Transferred from construction in progress	—	5,720	3,719	497	1,340	11,276
Reclassification on change of holding intention:
– transferred from other property, plant and equipment, net	52	(52)	—	—	—	—
Transferred from right-of-use assets on exercise of purchase option (Note 14)	—	—	2,780	—	—	2,780
Disposals
– disposals	—	(152)	(6,830)	(399)	(558)	(7,939)
– disposal of a subsidiary	—	(99)	—	–	(34)	(133)

At 31 December 2020	522	21,475	114,380	25,025	9,936	171,338

At 1 January 2021	522	21,475	114,380	25,025	9,936	171,338

Additions	—	66	2,855	487	668	4,076
Transferred from construction in progress	—	2,097	8,796	434	486	11,813
Reclassification on change of holding intention:
– transferred to other property, plant and equipment, net	(32)	32	—	—	—	—
– transferred from other property, plant and equipment, net	50	(50)	—	—	—	—
Transfer to assets held for sale	—	—	(6,309)	(152)	—	(6,461)
Transferred from right-of-use assets on exercise of purchase option (Note 14)	—	—	2,761	—	—	2,761
Others	9	—	—	—	—	9
Disposals	(8)	(115)	(6,393)	(441)	(556)	(7,513)

At 31 December 2021	541	23,505	116,090	25,353	10,534	176,023

	Investment properties	Buildings	Aircraft	Other flight equipment including rotables	Machinery, equipment and vehicles	Total
	RMB million	RMB million	RMB million	RMB million	RMB million	RMB million
Accumulated depreciation and impairment losses:
At 1 January 2020	166	4,917	54,177	13,119	5,263	77,642
Depreciation charge for the year	23	618	5,744	1,493	946	8,824
Reclassification on change of holding intention:
– transferred from other property, plant and equipment, net	21	(21)	—	—	—	—
Transferred from right-of-use assets on exercise of purchase option (Note 14)	—	—	982	—	—	982
Disposals
– disposals	—	(59)	(4,588)	(372)	(483)	(5,502)
– disposal of a subsidiary	—	(15)	—	—	(11)	(26)
Provision for impairment losses	—	—	3,202	75	2	3,279
Impairment losses written off on disposals	—	—	—	(7)	—	(7)

At 31 December 2020	210	5,440	59,517	14,308	5,717	85,192

At 1 January 2021	210	5,440	59,517	14,308	5,717	85,192
Depreciation charge for the year	16	712	5,673	1,394	1,040	8,835
Reclassification on change of holding intention:
– transferred to other property, plant and equipment, net	(19)	19	—	—	—	—
– transferred from other property, plant and equipment, net	35	(35)	—	—	—	—
Transfer to assets held for sale	—	—	(2,746)	(66)	—	(2,812)
Transferred from right-of-use assets on exercise of purchase option (Note 14)	—	—	1,202	—	—	1,202
Disposals	(6)	(28)	(4,270)	(406)	(414)	(5,124)
Provision for impairment losses (a)	—	—	914	80	—	994
Impairment losses transfer to assets held for sale	—	—	(2,581)	(60)	—	(2,641)
Impairment losses written off on disposals	—	—	(809)	—	—	(809)

At 31 December 2021	236	6,108	56,900	15,250	6,343	84,837

Net book value:
At 31 December 2021	305	17,397	59,190	10,103	4,191	91,186

At 31 December 2020	312	16,035	54,863	10,717	4,219	86,146

(a)

As at 31 December 2021, the Group reported aircraft and related equipment in the amount of RMB199,407 million. For the year ended 31 December 2021, the Group made impairment provision of RMB2,579 million in aggregate towards certain aged or market value declined aircraft and related equipment based on its fleet disposal plans. Among which, the impairment provision for owned aircraft and related equipment were RMB994 million, and the impairment provision for leased aircraft and related equipment were RMB1,585 million (Note 14). Provision were made when asset’s carrying amount exceed its recoverable amount. The estimated recoverable amounts of above aircraft and related equipment with impairment indications were based on the fair value less cost to sell, which was determined by reference to the recent observable market prices for those aircraft and related equipment or appraisal results valued by external appraisal expert based on the cost method.

13.	CONSTRUCTION IN PROGRESS

	2021	2020
	RMB million	RMB million
Advance payment for aircraft and flight equipment	30,122	29,342
Others	1,725	3,065

	31,847	32,407

14	RIGHT-OF-USE ASSETS

	Aircraft and engines	Land use rights	Buildings	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Cost:
At 1 January 2020	215,381	4,022	2,790	392	222,585
Additions	6,526	45	412	190	7,173
Transfer from construction in progress	5,993	2,440	—	226	8,659
Transferred to property, plant and equipment on exercise of purchase option (Note 12)	(2,780)	—	—	—	(2,780)
Disposals
– disposals	(4,419)	—	(180)	—	(4,599)
– disposal of a subsidiary	—	(26)	—	(43)	(69)

At 31 December 2020	220,701	6,481	3,022	765	230,969

At 1 January 2021	220,701	6,481	3,022	765	230,969
Additions	3,493	343	1,194	243	5,273
Transfer from construction in progress	302	61	—	152	515
Transferred to property, plant and equipment on exercise of purchase option (Note 12)	(2,761)	—	—	—	(2,761)
Transferred to assets held for sale	(1,582)	—	—	—	(1,582)
Disposals	(5,959)	(75)	(931)	(26)	(6,991)

At 31 December 2021	214,194	6,810	3,285	1,134	225,423

	Aircraft and engines	Land use rights	Buildings	Others	Total
	RMB million	RMB million	RMB million	RMB million	RMB million
Accumulated amortization and impairment losses:
At 1 January 2020	67,890	813	637	34	69,374
Amortisation charge for the year	14,167	134	997	90	15,388
Transferred to property, plant and equipment on exercise of purchase option (Note 12)	(982)	—	—	—	(982)
Disposals
– disposals	(4,419)	—	(132)	—	(4,551)
– disposal of a subsidiary	—	—	—	(7)	(7)
Provision for impairment losses	682	—	—	—	682

At 31 December 2020	77,338	947	1,502	117	79,904

At 1 January 2021	77,338	947	1,502	117	79,904
Amortisation charge for the year	13,616	140	954	178	14,888
Transferred to property, plant and equipment on exercise of purchase option (Note 12)	(1,202)	—	—	—	(1,202)
Transferred to assets held for sale	(616)	—	—	—	(616)
Disposals	(5,959)	—	(913)	(21)	(6,893)
Provision for impairment losses (Note 12(a))	1,585	—	—	—	1,585
Impairment losses transfer to assets held for sale	(682)	—	—	—	(682)

At 31 December 2021	84,080	1,087	1,543	274	86,984

Net book value:
At 31 December 2021	130,114	5,723	1,742	860	138,439

At 31 December 2020	143,363	5,534	1,520	648	151,065

15	DEFERRED TAX ASSETS

Deferred tax assets arise from deductible temporary differences and unused tax losses are recognised to the extent that it is probable that future taxable profits will be available against which the related tax benefit can be utilised. The Group’s tax losses in the PRC are available for carrying forward to set off future assessable income for a maximum period of five or eight years (According to the Notice of the Ministry of Finance on the Taxation Policy for supporting the prevention of pandemic of Covid-19 (No. 8, 2020), the carry over period for tax losses of enterprises in certain difficult industries suffering from the epidemic in 2020 will be extended from 5 years to 8 years). Therefore, the Group’s tax losses occurred in 2020 can be carried forward for 5-8 years, and the Group’s tax losses occurred in other years can be carried forward for 5 years.

16	TRADE RECEIVABLES

Credit terms granted by the Group to sales agents and other customers generally range from one to three months. Ageing analysis of trade receivables based on transaction date is set out below:

	2021	2020
	RMB million	RMB million
Within 1 month	2,337	1,972
More than 1 month but less than 3 months	273	307
More than 3 months but less than 12 months	236	231
More than 1 year	51	58

	2,897	2,568
Less: loss allowance	(39)	(43)

	2,858	2,525

17	OTHER RECEIVABLES

	2021	2020
	RMB million	RMB million
VAT recoverable	7,854	6,072
Government grants receivables	474	523
Rebate receivables on aircraft acquisitions	302	497
Other deposits	155	170
Others	972	1,244

	9,757	8,506
Less: loss allowance	(158)	(159)

	9,599	8,347

18	DERIVATIVE FINANCIAL LIABILITIES

In October 2020, the Group issued a total of 160,000,000 A share convertible bonds with par value of RMB100 each at par. The convertible bonds have a term of six years from the date of the issuance and the convertible bonds bear interest at the annual rate of 0.2% in the first year, 0.4% in the second year, 0.6% in the third year, 0.8% in the fourth year, 1.5% in the fifth year and 2.0% in the sixth year. Interest is paid once a year. Conversion rights are exercisable from 21 April 2021 to 14 October 2026 at an initial conversion price of RMB6.24 per share, subject to clauses of adjustment and downward revision of conversion price, redemption and sell-back. Convertible bonds, which conversion rights have not been exercised in five transaction days after maturity, will be redeemed at 106.5% of par value (including the interest for the sixth year).

Any excess of proceeds over the fair value amount initially recognised as the derivative component is recognised as the host liability component. Transaction costs related to the issuance of the convertible bonds are allocated to the host liability and are recognised initially as part of the liability. The derivative component is subsequently remeasured at fair value while the host liability component is subsequently carried at amortised cost using the effective interest method.

For the year ended 31 December 2021, 101,034,070 convertible bonds were converted to A shares at the conversion price of RMB6.24 per share, RMB1,619 million was credited to share capital. As at 31 December 2021, the carrying amount of liability component of the remaining 58,965,930 A share convertible bonds was RMB4,992 million (31 December 2020: 160,000,000 A share convertible bonds with a carrying amount of RMB12,833 million), and the fair value of the derivative component of remaining 58,965,930 A share convertible bonds was RMB1,222 million (31 December 2020: 160,000,000 A share convertible bonds with fair value of RMB3,092 million). For the year ended 31 December 2021, the loss on the changes in fair value of the derivative component amounted to RMB269 million was recognised (31 December 2020: gain on the changes in fair value amounted to RMB201 million).

19	BORROWINGS

Borrowings are analysed as follows:

	2021	2020
	RMB million	RMB million
Non-current
Long-term borrowings	15,389	8,811
Corporate bonds	1,000	7,500
Convertible bonds	4,984	12,833
Medium-term notes	16,981	8,990

	38,354	38,134

Current
Current portion of long-term borrowings	169	67
Short-term borrowings	25,116	25,286
Ultra-short-term financing bills	24,710	10,999
Current portion of corporate bonds and medium-term notes	7,910	3,747
Current portion of convertible bonds	8	—

	57,913	40,099

Total borrowings	96,267	78,233

The borrowings are repayable:
Within one year	57,913	40,099
In the second year	18,611	7,662
In the third to fifth year	16,747	14,394
After the fifth year	2,996	16,078

Total borrowings	96,267	78,233

20	LEASE LIABILITIES

At 31 December 2021, the leases liabilities were payable as follows:

	2021	2020
	RMB million	RMB million
Within 1 year	20,805	20,930
After 1 year but within 2 years	19,229	20,045
After 2 years but within 5 years	38,950	47,164
After 5 years	23,765	33,074

	102,749	121,213

The Group has significant lease liabilities which are denominated in USD as at 31 December 2021. The net exchange gain of RMB1,575 million for the year ended 31 December 2021 (2020: net exchange gain of RMB3,485 million) was mainly attributable to the translation of balances of lease liabilities which are denominated in USD.

21	TRADE PAYABLES

Ageing analysis of trade payables based on transaction date is set out below:

	2021	2020
	RMB million	RMB million
Within 1 month	403	431
More than 1 month but less than 3 months	221	473
More than 3 months but less than 6 months	221	313
More than 6 months but less than 1 year	268	329
More than 1 year	215	236

	1,328	1,782

B.	PREPARED IN ACCORDANCE WITH THE PRC GAAP

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2021

	2021	2020
	RMB million	RMB million
Revenue	101,644	92,561
Less: Operating costs	104,229	94,903
Taxes and surcharges	365	330
Selling and distribution expenses	4,993	5,248
General and administrative expenses	3,678	3,989
Research and development expenses	381	367
Finance expenses	4,025	2,993
Including: Interest expense	6,202	6,716
Interest income	675	322
Add: Other income	3,964	4,179
Investment income/(loss)	284	(401)
Including: in come/(loss) from investment in associates and joint ventures	280	(467)
(Loss)/gain on fair value movement	(309)	53
Credit losses	1	(164)
Impairment loss	(2,614)	(4,017)
Gain/(loss) on assets disposals	399	(22)

Operating loss	(14,302)	(15,641)
Add: Non-operating income	660	652
Less: Non-operating expenses	261	197

Loss before income tax	(13,903)	(15,186)
Less: Income tax	(2,892)	(3,366)

Net loss for the year	(11,011)	(11,820)

(1) Net loss classified by continuity of operations:
1. Net loss from continuing operations	(11,011)	(11,820)
2. Net loss from discontinued operations	—	—
(2) Net loss classified by ownership:
1. Shareholders of the Company	(12,103)	(10,842)
2. Non-controlling interests	1,092	(978)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

At 31 December 2021

	31 December 2021	31 December 2020
	RMB million	RMB million
Assets
Current assets:
Cash at bank and on hand	21,841	25,823
Bills receivable	4	12
Accounts receivable	2,894	2,544
Prepayments	736	732
Other receivables	1,275	1,955
Inventories	1,652	1,760
Assets held for sale	1,292	—
Non-current assets due within one year	138	—
Other current assets	8,034	6,159

Total current assets	37,866	38,985

Non-current assets
Long-term equity investments	5,977	5,673
Other equity instrument investment	563	799
Other non-current financial assets	95	92
Investment properties	305	312
Fixed assets	90,817	85,754
Construction in progress	31,869	32,438
Right-of-use assets	132,725	145,540
Intangible assets	6,564	6,155
Long-term receivables	645	—
Aircraft lease deposits	321	362
Long-term deferred expenses	768	887
Deferred tax assets	12,831	7,749
Other non-current assets	1,602	1,369

Total non-current assets	285,082	287,130

Total assets	322,948	326,115

	31 December 2021	31 December 2020
	RMB million	RMB million
Liabilities and shareholders’ equity
Current liabilities
Short-term bank borrowings	25,116	25,286
Derivative financial liabilities	1,222	3,148
Bills payable	—	278
Accounts payable	12,183	11,974
Contract liabilities	1,542	1,513
Sales in advance of carriage	3,716	3,997
Employee benefits payable	4,457	4,328
Taxes payable	1,140	680
Other payables	7,914	8,640
Non-current liabilities due within one year	28,990	24,838
Other current liabilities	24,710	10,999

Total current liabilities	110,990	95,681

Non-current liabilities
Long-term bank borrowings	15,389	8,811
Bonds payable	22,965	29,323
Derivative financial liabilities	20	11
Hedging instrument	—	42
Lease liabilities	81,944	100,283
Long-term payables	193	291
Provision for major overhauls	4,820	4,216
Deferred benefits and gains	725	769
Deferred tax liabilities	26	80
Other non-current liabilities	1,631	1,745

Total non-current liabilities	127,713	145,571

Total liabilities	238,703	241,252

	31 December 2021	31 December 2020
	RMB million	RMB million
Net assets
Share capital	16,948	15,329
Capital reserve	47,887	39,050
Other comprehensive income	159	242
Surplus reserve	2,579	2,579
Retained earnings	43	12,146

Total equity attributable to equity shareholders of the Company	67,616	69,346
Non-controlling interests	16,629	15,517

Total equity	84,245	84,863

Total liabilities and equity	322,948	326,115

C.	RECONCILIATION OF DIFFERENCES IN FINANCIAL STATEMENTS PREPARED UNDER PRC GAAP AND IFRSs

Difference in loss and equity attributable to equity shareholders of the Company under consolidated financial information in financial statements between IFRSs and PRC GAAP

	Loss attributable to equity shareholders of the Company		Equity attributable to equity shareholders of the Company
	2021	2020	31 December 2021	31 December 2020
	RMB million	RMB million	RMB million	RMB million
Amounts under PRC GAAP	(12,103)	(10,842)	67,616	69,346
Adjustments:
Capitalisation of exchange difference of specific loans	(8)	(9)	39	47
Government grants	1	—	(5)	(6)
Adjustment arising from the Company’s business combination under common control	—	—	237	237
Income tax effect of the above adjustments	2	2	(8)	(10)
Effect of the above adjustments on non-controlling interests	2	2	(28)	(30)

Amounts under IFRSs	(12,106)	(10,847)	67,851	69,584

BUSINESS REVIEW

In 2021, the global economy rebounded significantly from the low base in 2020. According to the World Economic Outlook issued by the International Monetary Fund, the global economy experienced a growth of 5.9% in 2021. China’s economic development and pandemic prevention and control maintained a leading position in the world. Its construction of a new development paradigm moved a new step and high quality development made new progress. The economy of China grew at 8.1% for the whole year, the economy growth rate ranked at the leading position among major economies, and the GDP exceeded RMB110 trillion.

In 2021, the global aviation industry presented a recovery momentum, and travellers were more confident and willing to travel around. However, as affected by COVID-19 pandemic (the “pandemic”), the passenger transportation and cargo transportation of the global aviation continued to differentiate, with passenger transportation maintaining weak recovery and cargo transportation maintaining high growth. Under the repeated impact of the pandemic, China’s aviation industry showed the trend of gradual recovery and improvement. During the year, the total traffic turnover volume, passenger traffic volume, and cargo and mail transportation volume recorded 85.7 billion ton-kilometers, 440 million passengers and 7.32 million tonnes, respectively, representing a year-on-year increase of 7.3, 5.5 and 8.2 percentage points, respectively. The Group continued to improve pandemic prevention and control mechanism, gave top priority to aviation safety, actively responded to the operation challenges, accumulated new drivers for high quality development. During the reporting period, with the joint efforts of the management and all staff, the Group achieved 2.11 million hours of safe flight, served approximately 98.50 million passengers, and made a new record in operating results of cargo transportation. The “Green Flight” of the Company was awarded the first “Golden Key” Champion by the Ministry of Commerce, and the Company was awarded the First Brand in Aviation Service Industry by the Ministry of Industry and Information Technology in China Brand Power Research for 11 consecutive years.

1.    Pandemic Prevention and Control

During the reporting period, the Group resolutely implemented the responsibilities for pandemic prevention and control, and continued to improve the pandemic prevention and control working mechanism. With reference to the national pandemic prevention and control policies, we updated and improved the Company’s pandemic prevention system and measures in a timely manner; we put a premium on the prevention of imported pandemic from overseas, advanced the pandemic prevention check points, ensured the pandemic prevention management and control for inbound tourists, formulated guidelines for the whole-process pandemic prevention for international flight crew; we actively coordinated with national pandemic prevention and control measures, promoted full coverage of vaccination and 100% completion of booster injection for international flight crew and personnel in high-risk positions. During the reporting period, the Group actively coped with the pandemic challenge, protected and quarantined approximately 50,000 crew members, organized the pandemic prevention training to all staff and organized to conduct more than 1.90 million nucleic acid tests. The Company’s special flight for COVID-19 vaccine transported more than 130 million doses of COVID-19 vaccines within and across the borders.

2.    Safety Management

During the reporting period, the Group continued to enhance safety quality, commenced special work for safety system improvement, work style construction and rectification, and safety risk management and control. We further carried out a three-year campaign of rectification special work for safety production, pushed forward the construction of seven safety systems, formulated and improved safety management system; we utilized digitalised concept to constantly enhance safety management level, promoted and applied professional system for safety management; we conducted work style rectification special work and promoted the obviousness of work style issues by using technical means.

3.    Management Response

During the reporting period, the Group closely followed the changes in the pandemic, made every effort to enhance operating efficiency. We adhered to positive and flexible operation strategy, emphasised “two matching and two strengthening”, that is matching the capacity with the market, matching the load volume with the load cost, strengthening the revenue management, strengthening customer base. We adjusted the pace of capacity introduction, continuously optimized feet structure, implemented different strategies based on the pandemic evolvement; we adjusted the deployment of transport capacity in a timely manner, proactively captured time slot resources; we increased the utilization rate of real estate and promoted the refined management of real estate. During the reporting period, we seized opportunities in the freight market, constantly innovated sales mode, and expanded warehousing, e-commerce trade and other innovative businesses, organized 7,023 freight flights converted from passenger aircraft, completed cargo and mail transportation volume of 1.442 million tonnes and made a new record in the operating results of cargo transportation.

4.    Hub Network

During the reporting period, the Group further advanced its hub network strategy, accelerated the construction of two comprehensive international hubs in Guangzhou and Beijing. We continued to establish the Guangzhou-Shenzhen integrated hub, deeply cultivated in the Greater Bay Area market, further enhanced flight time slot coverage for the Greater Bay Area market; we drove the high quality development of Beijing hub, constantly propelled the construction of Daxing express route, developed 6 express routes including the Guangzhou-Shenzhen-Chengdu route and comprehensively enhanced the operating quality of Daxing Airport. We coordinated the expansion of Hainan Free Trade Port market and proactively pursued new time slots; we expanded route network by joint operation of airline network and signed new cooperation agreements with 7 business partners including Juneyao Airlines and Loong Airlines.

5.    Lean Control

During the reporting period, the Group continued to improve the long-acting mechanism of cost control. We continued to carry out lean cost management special activities, implemented over 1,120 revenue-increase and cost-reduction measures, and the Company gradually formed a consensus on lean control; we positively pursued preferential policies and commenced taxation planning; we continued to improve procurement system and control the procurement expenses; we continued to optimize the Company’s debt structure, expanded diversified financing channels and lowered financing cost; we prevented and resolved risks in terms of oil prices, exchange rates, interest rates, and receivables, to ensure the security of the Company’s funds.

6.    Operation Service

During the reporting period, the Group continued to improve operation quality, and enriched the service brand connotation. We carried out specific improvements actions on flight on-time performance, emphasized on the implementation of key measures to enhance operation efficiency, maintaining a leading position in the industry in terms of flight on-time performance rate for six consecutive years; we established AOC, GOC video collaboration platforms; we strengthened services management and control, established dynamic adjustment mechanism for pandemic service standard, strengthened the management of service quality in relation to flight adjustment within three days; we are the first in China to launch the baggage combined transport service, namely “baggage home” (行李到家) and “air-metro” (航空-地鐵). During the reporting period, the Group ranked No. 12 in Skytrax World Airline awards, and the first among major airlines in China.

7.    Reform and Development

During the reporting period, the Group made progress in deepening reform and implemented its development strategies one by one. We formulated the overarching approach for high quality development, coordinated and prepared the development plan for the “14th Five-Year Plan”; promoted downward penetration of governance reform, developed authorization management system from the Board to the management; deeply drove the adjustment and optimization of five major structures for fleet, market, manpower, industry, assets and liabilities; thoroughly promoted the contractual management of the tenure system, promoted the downward penetration of the market-oriented operation mechanism; propelled the development of “marketization, integration, industrialization and internationalization” of aircraft maintenance; proceeded with the non-public issuance of shares. During the reporting period, the Group outperformed the three-year reform action plan and formed the branch of engineering technology and the corporate governance structure has been constantly improved, the adjustment and optimization of the five major structures have achieved initial results, and the Group has moved a solid step for high quality development.

8.    Social Responsibility

During the reporting period, the Group firmly promoted the green flight concept, boosted the development of rural revitalization and proactively performed social responsibility. We actively responded to the requirements of peak carbon dioxide emissions and facilitated energy-saving and carbon reduction of aircrafts by optimizing air routes, managing aviation oil, reducing aircraft weight and other measures; the “Green Flight” project reduced over 2,000 tonnes airline meals wastage in aggregate by service on demand; the Group continued to improve environment management system and formulated Work Plan for Green Development, to reduce the use of plastics and accelerate the research and development of and actively promote advanced and applicable plastic replacement products. We continued to put more resources in rural revitalization and brought more than 40,000 impoverished people out of poverty.

OPERATING DATA SUMMARY

The following table sets forth operating data by geographic regions:

	For the year ended 31 December		Increase/(decrease)
	2021	2020
			(%)
Traffic
Revenue passenger kilometers (RPK) (million)
Domestic	148,223.63	140,135.20	5.77
Hong Kong, Macau and Taiwan	152.48	239.14	(36.24)
International	4,050.18	13,065.78	(69.00)

Total:	152,426.29	153,440.11	(0.66)

Revenue tonne kilometers (RTK) (million)
Domestic	14,389.54	13,720.92	4.87
Hong Kong, Macau and Taiwan	25.48	30.19	(15.60)
International	6,793.68	7,053.76	(3.69)

Total:	21,208.71	20,804.88	1.94

RTK – passenger (million)
Domestic	13,124.43	12,390.86	5.92
Hong Kong, Macau and Taiwan	13.48	20.91	(35.54)
International	359.50	1,138.30	(68.42)

Total:	13,497.41	13,550.07	(0.39)

RTK – cargo (million)
Domestic	1,265.11	1,330.06	(4.88)
Hong Kong, Macau and Taiwan	12.01	9.29	29.30
International	6,434.18	5,915.47	8.77

Total:	7,711.30	7,254.81	6.29

	For the year ended 31 December		Increase/(decrease)
	2021	2020
			(%)
Passengers carried (thousand)
Domestic	97,717.02	93,911.34	4.05
Hong Kong, Macau and Taiwan	147.75	213.22	(30.71)
International	639.89	2,731.48	(76.57)

Total:	98,504.66	96,856.04	1.70

Cargo and mail carried (thousand tonnes)
Domestic	765.34	817.51	(6.38)
Hong Kong, Macau and Taiwan	12.19	9.12	33.66
International	664.42	634.19	4.77

Total:	1,441.95	1,460.83	(1.29)

Capacity
Available seat kilometres (ASKs) (million)
Domestic	205,437.17	193,935.93	5.93
Hong Kong, Macau and Taiwan	463.01	550.91	(15.96)
International	8,021.64	20,235.13	(60.36)

Total:	213,921.82	214,721.97	(0.37)

Available tonne kilometres (ATKs) (million)
Domestic	23,431.06	22,182.70	5.63
Hong Kong, Macau and Taiwan	61.20	70.71	(13.46)
International	10,025.45	11,638.87	(13.86)

Total:	33,517.70	33,892.28	(1.11)

	For the year ended 31 December		Increase/(decrease)
	2021	2020
			(%)
Available tonne kilometres (ATKs) – passenger (million)
Domestic	18,489.35	17,454.23	5.93
Hong Kong, Macau and Taiwan	41.67	49.58	(15.96)
International	721.95	1,821.16	(60.36)

Total:	19,252.96	19,324.98	(0.37)

Available tonne kilometres (ATKs) – cargo (million)
Domestic	4,941.71	4,728.46	4.51
Hong Kong, Macau and Taiwan	19.53	21.13	(7.59)
International	9,303.50	9,817.71	(5.24)

Total:	14,264.74	14,567.30	(2.08)

	For the year ended 31 December		Increase/(decrease) percentage points
	2021	2020
Load factor
Passenger load factor (RPK/ASK) (%)
Domestic	72.15	72.26	(0.11)
Hong Kong, Macau and Taiwan	32.93	43.41	(10.47)
International	50.49	64.57	(14.08)

Average:	71.25	71.46	(0.21)

Overall load factor (RTK/ATK) (%)
Domestic	61.41	61.85	(0.44)
Hong Kong, Macau and Taiwan	41.64	42.70	(1.06)
International	67.76	60.61	7.16

Average:	63.28	61.39	1.89

	For the year ended 31 December		Increase/(decrease)
	2021	2020	(%)
Yield
Yield per RPK (RMB)
Domestic	0.46	0.41	12.20
Hong Kong, Macau and Taiwan	1.46	1.05	39.05
International	1.61	0.96	67.71

Average:	0.49	0.46	6.52

Yield per RFTK (RMB)
Domestic	1.18	1.36	(13.24)
Hong Kong, Macau and Taiwan	13.74	8.93	53.86
International	2.83	2.47	14.57

Average:	2.58	2.27	13.66

Yield per RTK (RMB)
Domestic	4.88	4.34	12.44
Hong Kong, Macau and Taiwan	15.23	11.06	37.70
International	3.64	3.84	(5.21)

Average:	4.49	4.18	7.42

Cost
Operating expenses per ATK (RMB)	3.47	3.22	7.76

Flight Volume
Kilometers flown (million)	1,317.85	1,304.67	1.01

Hours flown (thousand)
Domestic	1,935.98	1,835.82	5.46
Hong Kong, Macau and Taiwan	3.78	4.88	(22.58)
International	170.60	236.51	(27.87)

Total:	2,110.36	2,077.21	1.60

Number of flights (thousand)
Domestic	822.25	786.17	4.59
Hong Kong, Macau and Taiwan	2.27	2.71	(16.17)
International	18.80	33.58	(44.00)

Total:	843.32	822.46	2.54

Note: Discrepancies between the column sum and the total sum are due to rounding of numbers.

MANAGEMENT DISCUSSION AND ANALYSIS

I.    FINANCIAL PERFORMANCE

Part of the financial information presented in this section below is derived from the Group’s audited consolidated financial statements that have been prepared in accordance with IFRSs.

The net loss attributable to equity shareholders of the Company of RMB12,106 million was recorded in 2021 as compared to the net loss attributable to equity shareholders of the Company of RMB10,847 million in 2020. The Group’s total operating revenue increased by RMB9,083 million or 9.81% from RMB92,561 million in 2020 to RMB101,644 million in 2021. Passenger load factor decreased by 0.21 percentage point from 71.46% in 2020 to 71.25% in 2021. Yield per RPK increased by 6.52% from RMB0.46 in 2020 to RMB0.49 in 2021. Yield per RTK increased by 7.42% from RMB4.18 in 2020 to RMB4.49 in 2021. Operating expenses increased by RMB7,229 million or 6.63% from RMB109,111 million in 2020 to RMB116,340 million in 2021. Mainly affected by the impact of the COVID-19 pandemic on the aviation industry, operating loss of RMB9,929 million was recorded in 2021 as compared to operating loss of RMB11,864 million in 2020.

II.    OPERATING REVENUE

	2021		2020
	Operating revenue	Percentage	Operating revenue	Percentage	Changes in revenue
	RMB million	%	RMB million	%	%
Traffic revenue	95,279	93.74	87,027	94.02	9.48
Including:Passenger revenue	75,392		70,534		6.89
– Domestic	68,656		57,793		18.80
– Hong Kong, Macau and Taiwan	223		251		(11.16)
– International	6,513		12,490		(47.85)
Cargo and mail revenue	19,887		16,493		20.58

Other operating revenue	6,365	6.26	5,534	5.98	15.02
Mainly including:

Commission income	2,677		2,771		(3.39)
Ground services income	326		210		55.24
General aviation income	572		508		12.60
Hotel and tour operation income	538		390		37.95
Cargo handling income	864		507		70.41

Total operating revenue	101,644	100.00	92,561	100.00	9.81

Less: fuel surcharge income	(673)		(1,259)		(46.54)

Total operating revenue excluding fuel surcharge	100,971		91,302		10.59

Substantially all of the Group’s operating revenue is attributable to airlines transport operations. Traffic revenue accounted for 94.02% and 93.74% of the total operating revenue in 2020 and 2021, respectively. Passenger revenue and cargo and mail revenue accounted for 79.13% and 20.87%, respectively, of the traffic revenue in 2021. During the reporting period, the Group’s total traffic revenue was RMB95,279 million, representing an increase of RMB8,252 million or 9.48% from the same period of prior year, mainly because of the increase in passenger revenue and in cargo revenue. The other operating revenue of the Group is mainly derived from commission income, hotel and tour operation income, general aviation income, cargo handling income and ground services income.

The increase in operating revenue was primarily due to an increase in passenger revenue by 6.89% from RMB70,534 million in 2020 to RMB75,392 million in 2021. The total number of passengers carried increased by 1.7% from 96.86 million passengers in 2020 to 98.50 million passengers in 2021. RPKs decreased by 0.66% from 153,440 million in 2020 to 152,426 million in 2021.

Domestic passenger revenue, which accounted for 91.07% of the total passenger revenue in 2021, increased by 18.80% from RMB57,793 million in 2020 to RMB68,656 million in 2021, mainly due to the maturity of COVID-19 prevention policies in the PRC and the number of passengers carried by domestic flight increased by 4.05% as compare to 2020. Domestic passenger traffic in RPKs increased by 5.77%, while passenger capacity in ASKs increased by 5.93%, resulting in a decrease in passenger load factor by 0.11 percentage point from 72.26% in 2020 to 72.15% in 2021. Yield per RPK increased by 12.2% from RMB0.41 in 2020 to RMB0.46 in 2021.

Hong Kong, Macau and Taiwan passenger revenue, which accounted for 0.30% of total passenger revenue, decreased by 11.16% from RMB251 million in 2020 to RMB223 million in 2021. For Hong Kong, Macau and Taiwan flights, passenger traffic in RPKs decreased by 36.24%, while passenger capacity in ASKs decreased by 15.96%, resulting in a decrease in passenger load factor by 10.47 percentage points from 43.41% in 2020 to 32.93% in 2021. Passenger yield per RPK increased from RMB1.05 in 2020 to RMB1.46 in 2021.

International passenger revenue, which accounted for 8.64% of total passenger revenue, decreased by 47.85% from RMB12,490 million in 2020 to RMB6,513 million in 2021, primarily due to the continuous impact of overseas COVID-19 pandemic and the restriction of cross border traveling policy not lifted yet. For international flights, passenger traffic in RPKs decreased by 69.00%, while passenger capacity in ASKs decreased by 60.36%, resulting in a decrease in passenger load factor by 14.08 percentage points from 64.57% in 2020 to 50.49% in 2021. Passenger yield per RPK increased from RMB0.96 in 2020 to RMB1.61 in 2021.

Cargo and mail revenue, which accounted for 20.87% of the Group’s total traffic revenue and 19.57% of total operating revenue, increased by 20.58% from RMB16,493 million in 2020 to RMB19,887 million in 2021. The increase was mainly attributable to the increase of demand for freight, especially international freight, due to the impact of COVID-19 pandemic.

Other operating revenue increased by 15.02% from RMB5,534 million in 2020 to RMB6,365 million in 2021. The increase was primarily due to the increase of ground services income, general aviation income, and hotel and tour operation income, and cargo handling income .

III.    OPERATING EXPENSES

Total operating expenses in 2021 amounted to RMB116,340 million, representing an increase of RMB7,229 million or 6.63% comparing to that of 2020 because of the increase of various traffic expenses. Total operating expenses as a percentage of total operating revenue decreased from 117.88% in 2020 to 114.46% in 2021.

Operating expenses	2021		2020
	RMB million	Percentage (%)	RMB million	Percentage (%)
Flight operation expenses	45,569	39.17	37,545	34.41
Mainly including:

Jet fuel costs	25,505		18,797
Aircraft operating lease charges	920		977
Flight personnel payroll and welfare	10,763		10,232

Maintenance expenses	12,162	10.45	13,375	12.26
Aircraft and transportation service expenses	21,147	18.18	18,743	17.18
Promotion and selling expenses	4,705	4.04	5,007	4.59
General and administrative expenses	3,663	3.15	4,088	3.75
Depreciation and amortisation	24,241	20.84	24,590	22.54
Impairment losses on property, plant and equipment, right-of-use assets and other assets	2,597	2.23	3,961	3.63
Hotel and tour operation expense	423	0.36	317	0.29
External air catering service expense	368	0.32	333	0.31
Financial institution charges	74	0.06	84	0.08
Cargo handling expense	398	0.34	400	0.37
Others	993	0.86	668	0.61

Total operating expenses	116,340	100.00	109,111	100.00

Flight operation expenses, which accounted for 39.17% of total operating expenses, increased by 21.37% from RMB37,545 million in 2020 to RMB45,569 million in 2021, mainly resulted from the increase of jet fuel cost, which increased by 35.69% from RMB18,797 million in 2020 to RMB25,505 million in 2021. The increase in jet fuel cost was caused by the increase in jet fuel price in 2021.

Maintenance expenses, which accounted for 10.45% of total operating expenses, decreased by 9.07% from RMB13,375 million in 2020 to RMB12,162 million in 2021.

Aircraft and transportation service expenses, which accounted for 18.18% of total operating expenses, increased by 12.83% from RMB18,743 million in 2020 to RMB21,147 million in 2021. The increase was mainly due to an increase in the amounts of take-off and landing as well as navigation fees and ground service related staff costs.

Promotion and selling expenses, which accounted for 4.04% of total operating expenses, decreased by 6.03% from RMB5,007 million in 2020 to RMB4,705 million in 2021. General and administrative expenses, which accounted for 3.15% of the total operating expenses, decreased by 10.40% from RMB4,088 million in 2020 to RMB3,663million in 2021.

Depreciation and amortisation, which accounted for 20.84% of the total operating expenses, stayed at the same level in amounts as compared to 2020.

Impairment losses on property, plant and equipment and right-of-use assets, which accounted for 2.23% of the total operating expenses, decreased by 34.44% from RMB3,961 million in 2020 to RMB2,597 million in 2021, mainly due to the impairment provision for aircraft and related equipment.

IV.	OPERATING LOSS

Operating loss of RMB9,929 million was recorded in 2021 (2020: operating loss of RMB11,864 million).

V.	OTHER NET INCOME

Other net income slightly increased by RMB81 million from RMB4,686 million in 2020 to RMB4,767 million in 2021.

VI.	INCOME TAX

Income tax credit of RMB2,894 million was recorded in 2021 (2020: income tax credit of RMB3,368 million was recorded), as the Company recorded operating loss as impacted by the COVID-19 pandemic, and recognised deferred tax asset for tax losses.

VII.	LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE

As at 31 December 2021, the Group’s current liabilities exceeded its current assets by RMB73,124 million. For the year ended 31 December 2021, the Group recorded a net cash inflow from operating activities of RMB7,688 million mainly due to the improvement of the operation, a net cash outflow from investing activities of RMB15,820 million mainly due to the increase in the purchase of self-owned aircrafts, net cash inflow from financing activities of RMB4,186 million mainly due to the non-public issuance of shares and public issuance of convertible bonds of the Company in 2020, and the absence of such event in 2021, which in total resulted in a net decrease in cash and cash equivalents of RMB3,946 million. The decrease in cash and cash equivalents was mainly due to the decrease in the scale of financing for issuance of shares, bonds and long-term and short-term loans.

The Group is dependent on its ability to maintain adequate cash inflow from operations, its ability to maintain existing external financing, and its ability to obtain new external financing to meet its debt obligations as they fall due and to meet its committed future capital expenditures. The Group’s policy is to regularly monitor its liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term. As at 31 December 2021, the Group has obtained credit facilities of RMB295,683 million in aggregate (31 December 2020: RMB315,452 million) granted by several banks and other financial institutes, among which approximately RMB204,051 million was unutilised. The Directors of the Company believe that sufficient financing will be available to the Group when and where needed.

The analyses of the Group’s total interest-bearing liabilities are as follows:

Composition of interest-bearing liabilities

	31 December 2021	31 December 2020
	RMB million	RMB million
Lease liabilities	102,749	121,213
Borrowings	96,267	78,233
Long-term payable	291	385

Fixed rate interest-bearing liabilities	144,553	130,072
Floating rate interest-bearing liabilities	54,754	69,759

Analysis of interest-bearing liabilities by currency

	31 December 2021	31 December 2020
	RMB million	RMB million
USD	43,778	52,862
RMB	152,429	142,545
Others	3,100	4,424

Total	199,307	199,831

Maturity analysis of interest-bearing liabilities

	31 December 2021	31 December 2020
	RMB million	RMB million
Within 1 year	78,816	61,123
After 1 year but within 2 years	37,942	27,805
After 2 years but within 5 years	55,761	61,751
After 5 years	26,788	49,152

Total	199,307	199,831

Interest expense and exchange difference/net exchange loss

Interest expense decreased by RMB514 million from RMB6,716 million in 2020 to RMB6,202 million in 2021, mainly due to decrease in interest expense on lease liabilities.

Net exchange gains of RMB1,575 million was recorded in 2021, as compared with a net exchange gains of RMB3,485 million in 2020. Net exchange gain was primarily attributable to the exchange difference arising from the lease liabilities denominated in USD, along with the depreciation of the U.S. dollar against Renminbi .

The Group’s capital structure at the end of the year is as follows:

	31 December 2021	31 December 2020	Change
Total liabilities (RMB million)	238,703	241,252	(1.06%)
Total assets (RMB million)	323,211	326,383	(0.97%)
Debt ratio	73.85%	73.92%	Decreased by 0.07 percentage point

The Group monitors capital on the basis of debt ratio, which is calculated as total liabilities divided by total assets. The debt ratio decreased by 0.07 percentage point compared to that of the end of 2020.

VIII.  MAJOR CHARGE ON ASSETS

As at 31 December 2021, no property, plant and equipment of the Group (31 December 2020: Nil) were mortgaged for bank borrowings.

IX.    COMMITMENTS AND CONTINGENCIES

Commitments

As at 31 December 2021, the Group had capital commitments (excluding investment commitment) of RMB64,243 million (31 December 2020: RMB66,996 million), of which, RMB54,662 million (31 December 2020: RMB56,547 million) related to the acquisition of aircraft and related flight equipment and RMB9,581 million (31 December 2020: RMB10,449 million) related to other projects of the Group.

The Group had investment commitments as follows:

	31 December 2021	31 December 2020
	RMB million	RMB million
Authorised and contracted for:
Share of capital commitments of a joint venture	185	405
Capital contributions for acquisition of interest in an associate	171	—

	356	405
Authorised but not contracted for:
Share of capital commitments of a joint venture	24	26

	380	431

Contingent liabilities

(a)

The Group leased certain properties and buildings from CSAH which were located in Guangzhou, Wuhan, Haikou, etc. Although such properties and buildings were used by CSAH before being leased to the Group, as known to the Group, such properties and buildings lack adequate documentation evidencing CSAH’s rights thereto. Pursuant to the indemnification agreement dated 22 May 1997 entered into between the Group and CSAH, CSAH has agreed to indemnify the Group against any loss or damage arising from any challenge of the Group’s right to use the aforementioned properties and buildings.

(b)

The Group entered into certain agreements with CSAH in prior years to acquire certain land use right and buildings from CSAH. The change of business registration of such land use right and buildings are still in progress. CSAH issued letters of commitment to the Company, committing to indemnify the Group against any claims from third parties to the Group, or any loss or damage in the Group’s operation activities due to lack adequate documentation of the certain properties and buildings, without recourse to the Group.

(c)

The Company and its subsidiary, Xiamen Airlines, entered into agreements with certain pilot trainees and certain banks to provide guarantees on personal bank loans amounting to RMB696 million (31 December 2020: RMB696 million) that can be drawn by the pilot trainees to finance their respective flight training expenses. As at 31 December 2021, total personal bank loans of RMB181 million (31 December 2020: RMB221 million), under these guarantees, were drawn down from the banks. During the year, RMB2 million has been made by the Group (2020: Nil) due to the default of payments of certain pilot trainees.

SUBSEQUENT EVENTS

On 29 October 2021, the Company entered into the Conditional Subscription Agreement in relation to the Subscription of the A Shares under the Non-public Issue of A Shares of China Southern Airlines Company Limited with CSAH, pursuant to which the Company proposed to issue 803,571,428 new A Shares to CSAH (“the A Share Issuance”). The total funds to be raised from the A Share Issuance will be not more than RMB4,500 million (including RMB4,500 million). The consideration shall be made by CSAH in full by cash. On 29 October 2021, the Company entered into the Conditional Subscription Agreement in relation to the Subscription of the H Shares under the Non-public Issue of H Shares of China Southern Airlines Company Limited with Nan Lung Holding Limited (“Nan Lung”), pursuant to which the Company proposed to issue not more than 855,028,969 new H shares (including 855,028,969 H shares) to Nan Lung (“the H Share Issuance”). The total funds to be raised from the H Share Issuance will be not more than HKD1,800 million (including HK$1,800 million). The consideration shall be made by Nan Lung in full by cash. Both of the A Share Issuance and the connected transaction contemplated under H Share Issuance were approved by the Extraordinary General Meeting of the Company on 28 December 2021. The Company announced that it had received the “Acceptance Notice of the Application for Administration Permission” issued by China Securities Regulatory Commission (“CSRC”) for the A Share Issuance and H share Issuance on 10 January 2022 and 11 January 2022, respectively. On 18 March 2022, the Company announced that it had received the Approval on Issuance of Overseas Listed Foreign Shares by China Southern Airlines Company Limited (Zheng Jian Xu Ke 2022 No. 497) issued by the CSRC. As at the date of this announcement, the A Share Issuance is under review by the CSRC.

CHANGES IN SHARE CAPITAL STRUCTURE

Unit: Share

	31 December 2020		Increase/ (decrease) in 2021	31 December 2021
	Number of Shares	Percentage (%)	Number of Shares	Number of Shares	Percentage (%)
I. Shares subject to restrictions on sales
1. RMB ordinary shares	2,942,637,115	19.20	(489,202,658)	2,453,434,457	14.48
2. Foreign listed shares (Note)	1,209,621,577	7.89	(1,209,621,577)	0	0

Total	4,152,258,692	27.09	(1,698,824,235)	2,453,434,457	14.48

II. S hares not subject to restrictions on sales
1. RMB ordinary shares	8,111,520,431	52.91	2,108,338,291	10,219,858,722	60.30
2. Foreign listed shares (Note)	3,065,523,272	20.00	1,209,621,577	4,275,144,849	25.22

Total	11,177,043,703	72.91	3,317,959,868	14,495,003,571	85.52

III. Total number of shares	15,329,302,395	100	1,619,135,633	16,948,438,028	100

Note:

In the above table, the 1,209,621,577 foreign listed shares of the Company subject to restrictions on sales as at 31 December 2020 included (i) 600,925,925 H shares (“2018 Subscription Shares”) owned by Nan Lung, a wholly-owned subsidiary of the Company’s controlling shareholder, China Southern Air Holding Company Limited, as a result of the subscription of the non-public issuance of H shares of the Company in 2018, while Nan Lung undertook that the 2018 Subscription Shares shall not be listed or traded on any stock exchange, or transferred within 36 months from the completion date of the issuance thereof (i.e. 11 September 2018) and such commitment period has expired during the year ended 31 December 2021; (ii) 608,695,652 H shares (“2020 Subscription Shares”) owned by Nan Lung as a result of the subscription of the non-public issuance of H shares of the Company in 2020, while Nan Lung undertook that the 2020 Subscription Shares shall not be listed or traded on any stock exchange, or transferred within 36 months from the completion date of the issuance thereof (i.e. 15 April 2020). Considering that the 2018 Subscription Shares and the 2020 Subscription Shares are not subject to restrictions on sales in nature, the 2018 Subscription Shares and the 2020 Subscription Shares were reclassified as the Company’s foreign listed shares not subject to restrictions on sales during the year ended 31 December 2021.

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any shares during the year ended 31 December 2021.

PRE-EMPTIVE RIGHTS

There is no specific provision under the PRC laws or the articles of association of the Company regarding pre-emptive rights, which requires the Company to offer new shares to existing shareholders in proportion to their existing shareholdings when there is issuance of shares.

AUDIT AND RISK MANAGEMENT COMMITTEE

The Audit and Risk Management Committee of the Company has reviewed the audited consolidated financial statements of the Group for the year ended 31 December 2021.

COMPLIANCE WITH THE MODEL CODE

Having made specific enquiries, all Directors and Supervisors of the Company confirmed that they had complied with the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Rules (the “Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) for the year ended 31 December 2021. The code of conduct adopted by the Company regarding securities transactions by the Directors and Supervisors is no less stringent than the Model Code.

COMPLIANCE WITH THE CORPORATE GOVERNANCE CODE

As Mr. Wang Chang Shun resigned as the Chairman, the executive Director, the chairman of the Strategic and Investment Committee of the Board and the member of the Nomination Committee of the Board of the Company on 21 December 2020 due to his retirement, the Board on the same day appointed the vice Chairman and president of the Company, Mr. Ma Xu Lun, as the Chairman of the 8th session of the Board. Due to the fact that Mr. Ma Xu Lun concurrently served as the Chairman and the President of the Company, the Company at that time was not in compliance with provision A.2.1 of the Corporate Governance Code which requires the roles of chairman and chief executive should be separate. Nevertheless, having considered that (i) the co-performance of the duties of the Chairman and the President was a temporary arrangement pending election and appointment of a candidate to fill vacancy of the President position; and (ii) the Board would meet regularly and whenever needed to consider matters relating to business operations of the Group, the Board at that time was of the view that this temporary arrangement would not impair the balance of power and authority of the Board and the management of the Company, nor will the effectiveness of corporate planning and implementation of corporate strategies and decisions be affected. On 22 June 2021, the Board appointed Mr. Han Wen Sheng as the President of the Company and Mr. Ma Xu Lun resigned from the President of the Company. From then on, the roles of Chairman and the President of the Company are held by different individuals, and accordingly, compliance in the code provisions as set out in provision A.2.1 of the Corporate Governance Code has been restored.

Save as disclosed above, the Board considers that the Group has complied with the code provisions of the Corporate Governance Code as set out in Appendix 14 to the Listing Rules for the year ended 31 December 2021.

DIVIDENDS

Considering that the Company suffered an operating loss for year of 2021, which does not meet the conditions for profit distribution as required under the Articles of Association of the Company, the Board did not recommend any payment of cash dividend or conversion of capital reserve into share capital or other profit distribution of the Company for the year of 2021. The proposal in relation to the profit distribution plan is still subject to the consideration and approval of the shareholders’ general meeting of the Company.

2022 OUTLOOK

Looking forward to 2022, the trend of the global pandemic still has relatively highly uncertainty, and measures for pandemic prevention and control of different countries differentiated gradually. The prospects for economic recovery in both developed countries and developing countries are uncertain. According to the forecast of the International Monetary Fund, the global economy is more fragile than expected. The global economy growth for 2022 is expected to be lowered to 4.4%.

China’s economic development encounters three pressures, namely demand reduction, supply disruption and anticipation weakening. In 2022, China will insist on the overall basis of prioritising stability and persuing improvement in stability, accelerating the building of new development pattern, comprehensively deepen reform and opening up, adhere to innovation-driven development to drive high quality development, and keep taking supply-side structural reform as its main task, to coordinate pandemic prevention and control and economic and social development.

Facing the complicated and changeable environment both domestically and abroad, the Group will proactively participate in the construction of a strong country in the new era and support China’s civil aviation in building a strong country of civil aviation. Besides, the Group will coordinate pandemic prevention and control and management response, stick to high quality development and spare no efforts to build the Group into a world-class air transport enterprise with global competitiveness.

1.	To stick to scientific and precise prevention and control, and strengthen normalized management of pandemic prevention and control

The Group will stick to scientific and precise prevention and control, and assume its main responsibility for pandemic prevention and control. We will pay attention to the situation of pandemic prevention and control, and follow the requirements of each regulator to dynamically adjust measures for pandemic prevention and control; we will strengthen pandemic prevention training and the supervision and inspection of epidemic prevention, and strengthen the awareness of responsibility for pandemic prevention and control; we will manage passengers and staffs according to their classifications, so as to implement precise prevention and control; we will continue to amend working system for pandemic prevention and control, improve working mechanism to achieve scientific prevention and control; and we will continue to control the risk of imported pandemic and whole-process monitoring of passengers, to implement normalized management of pandemic prevention and control.

2.	To put safety first, and prevent and dissolve safety risks

The Group will build a sustainable and high quality safety, and by taking the deepening the construction of seven major safety systems as its core, strengthen responsibilities, controlling risks and managing process. We will strictly implement safety responsibility, improve the construction of safety system; improve safety training system, reform flight training management system, implement maintenance skill improvement training; perform dual prevention mechanism of safety risks classification and control and the identification and management of potential safety hazards, to propel the construction of operation risk control system; strengthen safety performance management and application, to drive the digital transformation of safety process management; to promote the construction of safety system by means of innovative technologies. In 2022, the Group will ensure its continuation in aviation safety as in past years.

3.	To ensure management response, and spare no effort to improve business performance

The Group will pay close attention to the pandemic situation and changes in the aviation market, and adjust operation strategies in a timely manner. We will increase inputs in domestic transportation capacity, optimize international layout, continue to enhance market control, optimize market structure, spare no efforts to pursue time slot resources, and establish management system for high-value clients and to consolidate the cooperation with airlines; we will capture the opportunities in the international freight market to improve the utilization rate of freighters and do well in international in-bound market and belly-hold operation; an improved product system will be established to expand group customers and increase freight flights converted from passenger aircraft; we will accelerate the construction of freight hubs to establish Guangzhou-Shenzhen integrated hub, strengthen Shanghai Pudong hub and enhance the operating quality of Beijing Daxing hub; we will promote the sustainable development of warehousing, e-commerce trade, supply chain management and other new businesses.

4.	To establish a long-term mechanism for cost control, and enhance the ability to resist risks

The Group shall establish a long-term mechanism for cost control to found a solid foundation for high quality development. We will continue to conduct projects of “Golden Idea Makes Benefits”, comprehensive improvement of budget management, market-based accounting, digitalised finance, goal setting and benchmarking management, etc. and optimize the business-based variable cost management system; we will expand financing channels to realize diversified and low-cost financing, continue to optimize debt structure; proceed with non-public issuance of shares, to constantly optimize assets and liabilities structure; strengthen the management of financial risks and finance risks; strengthen centralized control of funds to ensure the security of capital chain; and continue to invigorate idle assets and real estate.

5.	To improve operation quality, and build a first-class brand service system

The Group will continue to improve operational efficiency and service quality. We will strengthen the management ability to the operation and dispatching system at all levels, and promote the digitalised and intelligent transformation in operational area; improve the whole chain management mechanism for jet fuel, to drive the data-based transformation of fuel saving control and constantly lower fuel consumption per ATK; we will establish a customer-oriented service quality management system, to manage the service quality during the whole process, and promote the integration of service with marketing and operation, so as to develop “Humanized, Digitalized, Refined, Personalized, Convenient” service. We will strengthen the brand image of “Affinity and Refinement”, further enhance brand management capacity, formulate and optimize the management standard of corporate identity system.

6.	To intensify reforms, expedite the implementation of strategies and create momentum for development

The Group will deeply promote the reform of systems and mechanisms, to ensure that the critical strategies for high quality development are implemented gradually, and continue to explore development space. We will complete the reforms of three systems, to realize the full coverage of tenure system and contractual management of staff; deepen reform of aircraft maintenance to build aircraft maintenance brand; promote the implementation of “Double Hundred Action” and “Innovative Technology Reform Demonstration Actions”, continue to improve the modern enterprise system with Chinese characteristics, and perform the powers and functions of the Board; establish “Sunshine Purchase” system to drive the construction of standardized procurement; we will proceed with the construction of hubs in high quality, grasp the opportunities arising from the development of Greater Bay Area, continue to expedite the “Four Integrations”; continue to promote the adjustment and optimization of five major structures, deeply proceed the building of business ecosystem and establish products lines by focusing on “food, accommodation, transportation, entertainment, travel and shopping”. We will accelerate the deployment in Hainan Free Trade Port, to drive the implementation of projects in freight, air catering, general aviation and e-commerce industries.

PUBLICATION OF ANNUAL REPORT ON THE WEBSITES OF THE STOCK EXCHANGE AND THE COMPANY

The 2021 annual report of the Company, which contains consolidated financial statements for the year ended 31 December 2021, with an unmodified auditor’s report, and all other information required under Appendix 16 to the Listing Rules will be despatched to the shareholders of the Company and published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company(www.csair.com) in due course.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

30 March 2022

As at the date of this announcement, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Yan Andrew Y as independent non-executive Directors.